

November 3, 2023

Safra Catz
Chief Executive Officer
Oracle Corporation
2300 Oracle Way
Austin, TX 78741

> **Re: Oracle Corporation**
> **Form 10-K for Fiscal Year Ended May 31, 2023**
> **File No. 001-35992**

Dear Safra Catz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Maria Smith